

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2023

Lloyd Beatty, Jr.
President and Chief Executive Officer
Shore Bancshares, Inc.
18 E. Dover Street
Easton, MD 21601

> **Re: Shore Bancshares, Inc.**
> **Registration Statement on Form S-4**
> **Filed April 14, 2023**
> **File No. 333-271273**

Dear Lloyd Beatty:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Stickel at 202-551-3324 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance